TELEPHONE: 212.407.4000 FACSIMILE: 212.407.4990 www.loeb.com
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS	345 PARK AVENUE NEW YORK, NY 10154-0037

Direct Dial: 212-407-4935 e-mail: fstoller@loeb.com

September 20, 2005

H. Roger Schwall, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 7010

Re:	New Dragon Asia Corp. Form S-3 Registration Statement File No. 333-127462
Dear Mr. Schwall:

On behalf of our client, New Dragon Asia Corp., a Florida corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (No. 333-127462) (together, the “Registration Statement”). Amendment No. 1 responds to the comments set forth in the Staff’s letter dated September 9, 2005 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:
Comment Number	Response
General
1.

We have expanded the disclosure to clarify that the warrants are immediately exercisable by the holders, and the terms upon which the Series A 7% Convertible Preferred Stock of the Company is convertible. We have also expanded the disclosure to clarify that the Company is contractually required to register 130% of the underlying shares of the Company’s Class A common stock.

John Reynolds, Assistant Director
September   , 2005

Selling Security Holders
2.

We have expanded the disclosure under this heading to indicate the manner in which the selling shareholders acquired their securities and identified those selling shareholders who are registered broker-dealers, or affiliates of a registered broker-dealer, and in each case, the character of the acquisition of their respective securities.

Incorporation by Reference
3.	The typographical error has been corrected in response to the Staff’s comment.
Form 10-Q in the Fiscal Quarter Ended June 25, 2005
4.	The Company exports noodles to South Korea, not North Korea. The Company undertakes to clarify this disclosure in future filings.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran M. Stoller

Fran M. Stoller
Loeb & Loeb LLP